SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                            Casco International, Inc.
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)




                                    147399109
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 X Rule 13d-1(b)

  Rule 13d-1(c)

  Rule 13d-1(d)

CUSIP No.: 147399109


1.      Name of Reporting Persons / I.R.S. Identification No. of Above Persons:

    R.L. Renck & Co., Inc.
2.      Check the Appropriate Box if a Member of a Group
                                                                (a)

                                                                (b)

3.      SEC Use Only


4.      Citizenship or Place of Organization

        Illinois
Number of                       5.              Sole Voting Power
Shares                                                  60,000*
Beneficially                    6.              Shared Voting Power
Owned by                                                0
Each Reporting                  7.              Sole Dispositive Power
Person With                                             409,000*
                                8.              Shared Dispositive Power
                                                        0
 * Includes warrants to purchase 60,000 shares of Issuer's common stock.
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

          409,000 shares, including warrants to purchase 60,000 shares of Issuer's common stock.

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares



11.     Percent of Class Represented by Amount in Row (9)

          22.9%

12.     Type of Reporting Person

          BD, CO, IA

Item 1(a) Name of Issuer:

       Casco International, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

      13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277

Item 2(a) Name of Person Filing:

       R. L. Renck & Co., Inc.

Item 2(b) Address of Principal Business Office or, if none, Residence:

        2 Rector Street, 25th Floor, New York, New York, 10006

Item 2(c) Citizenship:

         Illinois corporation
Item 2(d) Title of Class of Securities:

         Common stock, par value $0.01 per share

Item 2(e) CUSIP Number:

          147399109

Item 3. If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [X ] Broker or Dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance  Company as defined in section  3(a)(19) of the Exchange
          Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

     (e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(5)

Item 4. Ownership.

        (a)     Amount beneficially owned:

                409,000 shares*

        (b)     Percent of Class:

                 22.9%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                              60,000*

                (ii)    Shared power to vote or to direct the vote

                              0

                (iii)   Sole power to dispose or to direct the disposition of

                             409,000*

                (iv)    Shared power to dispose or to direct the disposition of

                              0

* Includes warrants to purchase 60,000 shares of Issuer's common stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

We have the right to receive or direct the receipt of dividend from, or to proceeds from the sale of, securities owned by us. Our clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, securities in their respective accounts that are the subject of this Schedule. Neither we nor any of our clients is known to have such right or power with respect to more than five percent of the class of securities unless such client is identified below.

Constance  Sczesney  and Mary  Sczesney as trustees  of the  Constance  Sczesney
Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10.        Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       October 1, 2001
                                       ---------------
                                            (Date)

                                       /s/ Robert L. Renck, Jr.
                                       ------------------------

                                        By: Robert L. Renck, Jr.
                                            President, Treasurer and
                                            Chief Executive Officer

R.L. RENCK & CO., INC.
2 RECTOR STREET, 25TH FLOOR
NEW YORK, NEW YORK 10006



October 1, 2001


Via EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Amendment No. 4 to Schedule 13G related to holdings of Casco International, Inc.

To the Members of the Commission:

We have enclosed for filing Amendment No. 4 to our Schedule 13G reporting our beneficial ownership of greater than 5% of the issued and outstanding common stock of Casco International, Inc. (the "Issuer") pursuant to Rule 13d-1(b) adopted by the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. The enclosed reports our holdings as of December 31, 1999. As of the date hereof, there has been no change in the information reported in this filing.

We will subsequently be updating the information regarding our holdings by filing amendments to the enclosed.



Very truly yours,

R. L. Renck & Co, Inc.

/s/ Robert L. Renck, Jr.
President, Treasurer and Chief Executive Officer


Encls.

cc:     Philip M. Shasteen (w/enc.)